Mail-Stop 4561

        		February 16, 2007


(Via facsimile and U.S. Mail)
Mr. David J. O`Connor
President and Chief Executive Officer
New England Bancshares, Inc.
855 Enfield Street
Enfield, Connecticut 06082

Re: New England Bancshares, Inc.
       Registration Statement on Form S-4
       Filed January 17, 2007
       File Number 333-140031

Dear Mr. O`Connor:

      We have reviewed your Form S-4 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise the staff whether First Valley provided financial projections to New England Bancshares.

Cover Page

2. Please indicate the number of shares to be issued.  See Item
501(b)(2) of Regulation S-K.



Questions and Answers ..., page 1

3. Revise to first Q&A to add a cross-reference to direct readers to the Merger Agreement included as Annex A.

4. Revise the last question on page 1 regarding dissenters` rights to include what is required in the Notice that must be delivered, such as the addressee and what must be stated in the Notice.

Summary
The Companies, page 4

5. Revise to indicate when and where each company was incorporated and commenced business operations.

First Valley Bancorp`s Financial Advisor ... , page 6

6. Supplementally provide the staff with the materials, e.g., Boardbooks, provided by Ostrowski to the Board relating to the merger.

Termination Fee, page 7

7. Revise to list the circumstances under which a termination fee is payable herein or add a cross-reference herein to a complete discussion elsewhere in the proxy.

Tax Consequences of the Merger, page 8

8. Revise to ad clarification as to how the "gain" would be calculated. If the calculation is overly complicated , provide an illustration.

Risk Related to the Merger, page 8

9. Revise the preamble to indicate that the discussion below includes all known material risks.

Description of the Merger
Background of the Merger, page 23

10. Please revise to disclose the negotiation of the principal term of the transaction, including price.


11. Noting that both companies began meeting around May 1, 2006, revise to disclose when First Valley shareholders were notified that the Company was contemplating an affiliation and how they were notified.

12. Revise the first paragraph on page 25 to disclose what were the material business terms that agreement had not been reached on.

13. Revise to disclose whether or nor the Director resignation was related to the merger and if the resigning Director had taken any position on the merger.

First Valley Bancorp`s Reasons for the Merger..., page 25

14. All of the factors listed appear to be positive factors. Did the
Board consider the lower and declining ratios of Return on Average Assets and Return on Equity? If the Board considered these or other negative factors, please revise to add another subsection and list such negative factors therein. If negative factors were not considered, so state.

15. Revise to add disclosure as to why First Valley`s Board to not seek other offers before it determined to enter an agreement with New
England Bancshares.

Summary of Proposal, page 29

16. In the interest of helping shareholders to more fully understand how the Merger Consideration was derived, please revise your filing to quantify and clarify the "non-recurring income and expense items" which were removed from earnings to arrive at "trailing twelve months core earnings" for First Valley Bancorp.

Backup Withholding, page 35

17. Noting the disclosure that withholding will be made on the cash payments, revise one of or add another question and answer to disclose this situation.

Interests of Certain Persons in the Merger, page 36

18. Noting the disclosures herein, revise both the Summary section and the related risk factor, to include a brief discussion of those items disclosed herein that are not disclosed in the Summary and risk factors, e.g., the $476,000 payment, the Supplemental Retirement, etc.

Treatment of First Valley Bancorp Stock Options, page 36

19. Revise to quantify the amount to be received pursuant to the cashout of the options and, if any individual holds over 10% of the options, name the individual. In addition, disclose whether or not the options are vested.



Change in Control and Employment Agreements, page 37

20. Revise to explain the purpose of the $476,000 payment.

21. Revise to quantify the dollar amounts related to the change in control and employment agreements, name the individuals associated with each, and, indicate whether this is a change from current agreements.

Capital Stock, page 40

22. With a view towards additional disclosure, supplementally advise the staff as to the reasons for and circumstances of the issuance of
67,250 shares to New England Bancshares, a price well below the merger offer. In addition, advise if these shares will be voted for the Merger.

Termination Fee, page 46

23. Noting the lesser termination fee associated with shareholder disapproval of the Merger, revise the termination fee discussion in both the Summary section and the Risk Factors to disclose the circumstances of the lesser termination fee.

Pro Forma Financial Information, page 48

24. Please revise Note B to more fully explain the nature of the $954,000 in pre-tax transaction costs for First Valley Bancorp.
Specifically, please revise to clarify:

* Whether the line item titled merger-related compensation and severance includes the payment of $476,000 to First Valley Bancorp`s president and chief executive officer upon the closing of the merger;
and
* Management`s plans for merger related expenses, including but not limited to the details of your plan, when you expect to finalize the plan and when you expect to record the charges associated with your merger activities.

25. Please revise your filing to describe how you intend to account for the payment of $476,000 to First Valley Bancorp`s president and chief executive officer upon the closing of the merger.

26. We note your pro forma adjustments as disclosed in Note H on page
54. Please tell us and revise your filing to separately disclose the reason(s) for each of these adjustments. In your response, please specifically address the following:

* tell us if the adjustments reflected in your pro forma financial statements relating to the accretion of discounts and premiums on securities, loans, deposits, and borrowings are the result of differing accounting policies between New England Bancshares, Inc. and those of First Valley Bancorp, Inc. If so, revise your filing to disclose these differing accounting policies, how each accounting policy is in accordance with GAAP, and why such differences exist; and
* tell us and revise your filing to disclose the nature of the line item "opportunity cost on net cash disbursed at average security rate over the applicable period," how this amount was derived, and how you determined this to be a pro forma adjustment.

27. We note your pro forma adjustment Note I on page 54 in which you expect non-interest expenses to decline 3%. Please tell us how you considered Article 11-2(b)(6) of Regulation S-X in support of your presentation of these amounts as a pro forma adjustment. Please provide us factually supportable information to justify this adjustment or revise your filing to remove this adjustment from your pro forma financial statements.

Comparison of Rights of Shareholders, page 59

28. Noting the supermajority provisions of New England Bancshares`s governance rules as well as other differences in shareholder rights that may make an acquisition of the Company more difficult and therefore, may affect the market price, consider the need for adding a risk factor for this effect and any other significant change in shareholder rights.

New England Bancshares, Inc. Audited Financial Statements
Note 3 - Investments in Available-for-Sale Securities, page F-19

29. We note unrealized losses of $196,000 on your marketable equitable securities which have been in an unrealized position for greater than 12 months. We also note your disclosures on page F-21 regarding such equity securities. Please provide us with an updated comprehensive analysis supporting your determination that these equity securities are not other than temporarily impaired as of March
31, 2006, September 30, 2006, and through the date of your response to this comment. Please refer to SAB Topic 5.M and FSP 115-1.

First Valley Bancorp, Inc. Consolidated Financial Statements as of September 30, 2006
Consolidated Statements of Income, page F-36

30. We note that you recognized a loss of $86,000 on the sale of investments during the nine month period ended September 30, 2006. Please tell us the specific securities you sold, the reasons for the sale, and the corresponding unrealized loss positions of these securities as of December 31, 2005 and 2004, as applicable.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.









      Direct any questions on accounting matters to John Spitz at 202-551-3484, or to Lisa Haynes, Senior Accountant, at 202-551-
3424.
Please direct any other questions to Michael R. Clampitt at 202-
551-
3434, or to me at 202-551-3698.

      						Sincerely,



							Mark Webb
      Branch Chief
      Financial Services Group






By fax: Lawrence Spaccasi, Esq.
	Muldoon Murphy & Aguggia LLP
	5101 Wisconsin Avenue, NW, Suite 400
	Washington, DC 20016
	 Fax number (202) 966-9409
Mr. D. J. O'Connor
New England Bancshares, Inc.
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